Filed by S&P Global Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: IHS Markit Ltd.

Commission File No.: 333-251999

Date: January 15, 2021

The following communication is being filed in connection with the proposed merger of S&P Global Inc. and IHS Markit Ltd.

Jan 2021 OpCo Update Session 1

Call Participants

EXECUTIVES

Cameron Drinkwater

Courtney C. Geduldig

Chief Public & Government Affairs Officer

Douglas L. Peterson

President, CEO & Executive Director

Ewout Lucien Steenbergen

Executive VP & CFO

Judith O’Driscoll

Martina L. Cheung

President of S&P Global Market Intelligence

Nancy J. Luquette

Executive VP & Chief Risk Officer

Simone Thomas

Steven J. Kemps

Executive VP & General Counsel

Presentation

Simone Thomas

Welcome to the first Monthly OpCo update of the year. And with that, Doug, I will turn it over to you.

Douglas L. Peterson

President, CEO & Executive Director

Thank you, Simone. Thank you so much for everyone joining the call this morning. This is our first call of 2021, which is a year of new beginnings and new hope, and I look forward to working with one — everyone this year to ensure that we also have another very successful year like we did in 2020 despite so many challenges in the pandemic.

We heard from everyone over the year that they really got a lot of value from these calls. We obviously had calls even more frequently than monthly. But in taking a step back, we decided to have these calls every single month. Once a month, going forward, we’ll cover lots of topics. We’ll talk about where we are with the pandemic, what we’re learning from the markets, how we’re doing with the integration with IHS Markit, what are some of the most important strategic themes, our performance, et cetera. So we’re going to continue with these calls. We’ll keep them going once a month. We’ll have opco members available on them to present topics, and I just think it’s been fantastic that we were able to do this during the year.

[. . .]

So let me talk for a second now about what we’re going to be doing on this call today. I’m going to spend a couple of minutes talking about our goals and objectives, our enterprise goals for 2021. Then I’m going to hand it off to Martina and Cameron, who are going to give a quick update on the integration management office for IHS Markit. And then Nancy and Judith will provide an update on compliance.

Now talking about our goals, and I’m really only going to talk for a couple of minutes because you already all know about these goals. And it’s — for us, it’s really fantastic to have a framework where we can continue with the same strategy we’ve had now for 3 years, Powering the Markets of the Future. It’s a strategy that we took a step back with our Board of Directors last year and said, “Does this strategy still apply to the markets around us, to our customers, to how we think about competitive factors, the large traditional competitors, the new competitors that are emerging from different sectors and as well as the disruptive competitors?”

And we took a step back and said, “Yes. This strategy still applies.” And when you think about the strategy and our values and our purpose and you put all that together, we roll it into enterprise goals at every single year we launch. And we use those goals to set our own personal goals and our own personal priorities. We use them to set organizational priorities. And then everything in between, the functions, the divisions, different units. And I want everybody to start thinking about those because over the next few weeks, we’re going to be completing our feedback from 2020 and launching our goals for 2021.

And so this is the framework that we’re using right now within the Operating Committee or with the Board of Directors to talk about those goals for 2021. The goals will be — continue to be in the same format of financial, strategic goals, customer, operations, operational excellence and people. And they’re going to include some of the same things as before like growth and risk and control, but we’re going to have some new ones like sustainability, integration planning to ensure that we’re on track for integrating with IHS Markit.

We’re going to be adding some features about brand, about understanding our brand, and we’re going to continue to highlight innovation. And as always, people are going to be at the front of everything we do, where people come first, including much higher and elevated approach and goals towards diversity, equity and inclusion.

So stay tuned for the rollout. Start getting prepared for your own goals and how and what it means for you. And with that, I’m going to hand it off to Martina and Cameron, who are going to give us an update on the integration on all the work that we’re doing behind the scenes to ensure that we’re going to be ready for a very successful merger with IHS Markit. Martina, over to you.

Martina L. Cheung

President of S&P Global Market Intelligence

Thanks, Doug. Good morning, everyone. I’m really excited to give you the first of many updates on how we are doing with the integration management office. I have to say it’s — I don’t know how I could tell you how excited I am to be able to work on this even after the diligence before the holidays. It was the largest deal of the year announced globally, I believe, last year. And it’s very, very exciting times for the company, and there’s a lot of great stuff happening.

So maybe just to level set and remind everybody here, we have said publicly and right before the holidays, and we still believe that this to be the case, that this deal will close in the second half of 2021. Now the good news is that gives us a little bit of time to do things in a really rigorous way and to get a lot done before we close so that we can be ready to proceed with lots of the great opportunities that we identified between our 2 businesses.

And when you think about those 2 businesses, we’re talking about tens of thousands of customers and bringing those together. We’re talking about thousands of employees and figuring out all the right ways to do that. And in order to do that, we have been very focused in the last couple of weeks on actually laying the foundation for the processes and tools that the various different teams will need to interact with each other.

So we would anticipate that it’s quite possible we could have a couple of hundred people, perhaps more, working on this integration over the next 6-plus months. And our main focus, so far, has been making sure that those teams can interact in a way that protects confidential information, respects the boundaries that we have to respect pre-close because we are 2 separately operating companies until we close. And so we’ve been very focused in the last couple of weeks on laying that foundation so that the teams, as we launch them, can actually work at speed and with all the right considerations and parameters.

[. . . ]

Cameron Drinkwater

Thanks, Martina, and hi, everyone. As Martina said, we’ve been blown away by the amount of enthusiasm and energy that the early participants that are getting stood up in the IMO have brought. That’s enabled us to move very quickly.

[. . .]

So more to come, but we’re moving quickly. We’re getting the infrastructure in place, and it’s a highly collaborative effort where both teams are bringing tremendous energies, so it’s very exciting.

[. . .]

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about future business and operating results, the industry and markets in which S&P Global Inc. (“S&P Global”) and IHS Markit Ltd. (“IHS Markit”) operate and beliefs of and assumptions made by S&P Global management and IHS Markit management, involve uncertainties that could significantly affect the financial or operating results of S&P Global, IHS Markit or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will, ” “should,” “may,” “projects,” “could,” “would,” “target,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Such forward-looking statements include, but are not limited to, projections of earnings, statements of plans for future operations or expected revenues, statements about the benefits of the transaction involving S&P Global and IHS Markit, including future financial and operating results and cost and revenue synergies, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for shareholders, benefits of the proposed transaction to shareholders, employees, customers and other constituents of the combined company, the outcome of contingencies, future actions by regulators, changes in business strategies and methods of generating revenue, the development and performance of each company’s services and products, integrating our companies, cost savings, the expected timetable for completing the proposed transaction, general conditions in the geographic areas where we operate and our respective effective tax rates, cost structure, dividend policy, cash flows or liquidity — are forward-looking statements.

These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in such forward-looking statements. We can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with: (i) the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; (ii) the ability of S&P Global and IHS Markit to obtain shareholder approval for the proposed transaction; (iii) uncertainty relating to the impact of the proposed transaction on the businesses of S&P Global and IHS Markit, including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction and changes to existing business relationships during the pendency of the acquisition that could affect S&P Global’s and/or IHS Markit’s financial performance; (iv) the ability of S&P Global to successfully integrate IHS Markit’s operations and retain and hire key personnel; (v) the ability of S&P Global to implement its plans, forecasts and other expectations with respect to IHS Markit’s business after the consummation of the proposed transaction and realize expected synergies;

(vi) business disruption following the proposed transaction; (vii) economic, financial, political and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, including the upcoming U.S. presidential transition, the United Kingdom’s withdrawal from the European Union, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. administration; (viii) the ability of S&P Global and IHS Markit to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; (ix) the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; (x) the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; (xi) changes in debt and equity markets, including credit quality and spreads; (xii) demand for investment products that track indices and assessments, and trading volumes of certain exchange-traded derivatives; (xiii) changes in financial markets, capital, credit and commodities markets and interest rates; (xiv) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (xv) the parties’ ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; and (xvi) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (the “SEC”) by S&P Global and IHS Markit from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed Annual Reports on Form 10-K and subsequent Quarterly Reports on Form 10-Q. While the list of factors presented here is considered representative, this list should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on S&P Global’s or IHS Markit’s consolidated financial condition, results of operations, credit rating or liquidity. Except to the extent required by applicable law or regulation, each of S&P Global and IHS Markit disclaims any duty to update any forward-looking statements contained in this communication or to otherwise update any of the above-referenced factors.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, S&P Global and IHS Markit have filed and will file relevant materials with the SEC. On January 8, 2021, S&P Global filed with the SEC a registration statement on Form S-4 (No. 333-251999) to register the shares of S&P Global common stock to be issued in connection with the proposed transaction. The registration statement, which is not yet effective, includes a preliminary joint proxy statement/prospectus of S&P Global and IHS Markit. If and when the registration statement becomes effective and the joint proxy statement/prospectus is in definitive form, such joint proxy statement/prospectus will be sent to the shareholders of S&P Global and IHS Markit seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT S&P GLOBAL, IHS MARKIT AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from S&P Global at its website, or from IHS Markit at its website. Documents filed with the SEC by S&P Global will be available free of charge by accessing S&P Global’s website at www.spglobal.com under the heading Investor Relations, or, alternatively, by directing a request by telephone to 866-436-8502 (domestic callers) or 212-438-2192 (international callers) or by mail to S&P Global at Investor Relations, S&P Global Inc., 55 Water Street, New York, NY 10041, and documents filed with the SEC by IHS Markit will be available free of charge by accessing IHS Markit’s website at www.ihsmarkit.com under the heading Investor Relations or, alternatively, by directing a request by telephone to 303-790-0600 or by mail to IHS Markit at IHS Markit Investor Relations and Corporate Communications, 15 Inverness Way East, Englewood, CO 80112.

Participants in the Solicitation

S&P Global, IHS Markit and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of S&P Global and IHS Markit in respect of the proposed transaction under the rules of the SEC. Information about IHS Markit’s directors and executive officers is available in IHS Markit’s Form 10-K for the year ended November 30, 2019, proxy statement dated February 28, 2020 for its 2020 Annual General Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Information about S&P Global’s directors and executive officers is available in S&P Global’s Form 10-K for the year ended December 31, 2019, proxy statement dated March 30, 2020 for its 2020 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from S&P Global or IHS Markit using the sources indicated above.